Exhibit 99.5

English Translation

I-Mab Biopharma (Hangzhou) Co., Ltd.

SHAREHOLDERS’ AGREEMENT

February 6, 2024

TABLE OF CONTENTS

Article I	INFORMATION AND INSPECTION RIGHTS	- 6 -

Article II	LOCK-UP	- 7 -

Article III	INVESTOR PREFERENTIAL RIGHTS	- 8 -

Article IV	CORPORATE GOVERNANCE	- 16 -

Article V	LIABILITIES AND INDEMNIFICATION	- 18 -

Article VI	EFFECTIVENESS, AMENDMENT AND TERMINATION	- 19 -

Article VII	MISCELLANEOUS	- 20 -

SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement (this “Agreement”) is entered into in the PRC on February 6, 2024 (the “Execution Date”), by and among:

1.	I-Mab Biopharma (Hangzhou) Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330100MA2GNANB49 (the “Company”);

2.	I-Mab Biopharma Hong Kong Limited, a limited company duly incorporated and validly existing in accordance with the laws of the Hong Kong Special Administrative Region of the PRC with its registration number being 2400410 (“I-Mab Hong Kong”);

3.	Hangzhou Fushi Investment Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330102MA2AYYBD4Q (“Fushi Investment”);

4.	Shenzhen Qingsong Shengrui Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91440300MA5FYAQD4R (“Qingsong Shenzhen”);

5.	Nanjing Qingsong Medical and Health Industry Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91320113MA21DH7W5M (“Qingsong Nanjing”);

6.	Hangzhou Heda Bio-Pharmaceutical Venture Capital Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330101MA2AXNXM21 (“Heda Bio-Pharmaceutical Fund”);

7.	Xiamen Ronghui Derun Equity Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91350211MA34071K50 (“Ronghui Derun”);

8.	Zhuzhou Guochuang Junyao Investment Partnership (L.P.), a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91430200MA4RGB014A (“Guochuang Junyao”);

9.	Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330212MA2GW05H0A (“Hanhai Qianyuan”);

10.	Hangzhou Haibang Silicon Valley Venture Capital Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330101MA2B02RD4R (“Haibang Yigu”);

11.	Shan Jialiang, a PRC citizen whose ID number is ***;

12.	Zhejiang Silk Road Industry Investment Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330101MA28WHW02L (“Silk Road Fund”);

13.	Weixuchen (Shanghai) Venture Capital Incubator Co., Ltd., a limited liability company duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91310115MACRD71XXB (“Weixuchen”);

14.	Tianjin Huatian Enterprise Management Consulting Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91120118MA0727C0X0 (“Huatian Qiguan”);

15.	Wang Xinfei, a PRC citizen whose ID number is *** (together with Fushi Investment, Qingsong Shenzhen, Qingsong Nanjing, Heda Bio-Pharmaceutical Fund, Ronghui Derun, Guochuang Junyao, Hanhai Qianyuan (with respect to the registered capital it subscribed for in accordance with the Series A Investment Agreement), Haibang Yigu, Shan Jialiang, Silk Road Fund, Weixuchen and Huatian Qiguan, collectively, the “Series A Investors”);

16.	Jingwu Zhang ZANG, a U.S. citizen whose ID information is ***;

17.	Qian Lili, a PRC citizen whose ID number is ***;

18.	Andrew Xiuxuan ZHU, a U.S. citizen whose ID information is ***;

19.	Meng Yuan, a PRC citizen whose ID number is ***;

20.	Wang Zhengyi, a PRC citizen whose ID number is ***;

21.	GUANGQUAN WANG, a U.S. citizen whose ID information is ***;

22.	Chen Xi, a PRC citizen whose ID number is *** (together with Jingwu Zhang ZANG, Qian Lili, Andrew Xiuxuan ZHU, Meng Yuan, Wang Zhengyi and GUANGQUAN WANG, collectively, the “Management Team”);

23.	Hangzhou Yijing Biotechnology Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330100MA2HY0AEXX (“Hangzhou Yijing” or the “Management Team’s ESOP Entity”);

24.	Hangzhou Lanjing Biotechnology Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330100MA2HY07T3Q (“Hangzhou Lanjing” or the “Employee ESOP Entity”; the Employee ESOP Entity, the Management Team’s ESOP Entity, the Company and the Management Team are collectively referred to as the “Company Parties”);

25.	Pingtan Wenzhouruihe Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91350128MA8TQEYH30 (“Pingtan Wenzhouruihe”);

26.	Huzhou Jingyun Equity Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330501MA2JL1G07W (“Huzhou Jingyun”);

27.	Pingtan Wenzhouruizhi Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91350128MA8TQFP85C (“Pingtan Wenzhouruizhi”);

28.	Jiaxing Hongtong Venture Capital Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330402MA7GF15T8Q (“Jiaxing Hongtong”);

29.	Ningbo Yijing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7JC3H09J (“Ningbo Yijing”);

30.	Ningbo Hangjing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7HXY278M (“Ningbo Hangjing”);

31.	Ningbo Zhengjing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7GQY2K5F (“Ningbo Zhengjing”);

32.	Ningbo Lanjing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7JBM8Y6F (“Ningbo Lanjing”, together with Pingtan Wenzhouruihe, Huzhou Jingyun, Pingtan Wenzhouruizhi, Jiaxing Hongtong, Ningbo Yijing, Ningbo Hangjing and Ningbo Zhengjing, collectively, the “Series B Investors”);

33.	Hangzhou Taikun Equity Investment Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330108MA2KJKLT87 (“Taikun”);

34.	I-Mab (Nasdaq: IMAB) (“I-Mab”), a limited company registered in the Cayman Islands, with its registered address at PO Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Cayman, KY1-1205 Cayman Islands;

35.	Hangzhou Qiantang Heda Health Venture Capital Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330114MA8GFDRH4E (“Heda Health Fund”; together with Heda Bio-Pharmaceutical Fund, “Heda Investment”);

36.	Hangzhou Qiantang Chengfa Technology Service Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330114MA2KL4QN8J (“Chengfa”);

37.	Bruggemoon Limited, a limited company duly incorporated and validly existing in accordance with the laws of Hong Kong (“Bruggemoon”; together with Taikun, I-Mab, Heda Health Fund, Chengfa and Hanhai Qianyuan (with respect to the registered capital it subscribed for in accordance with the Series C Investment Agreement), the “Series C Investors”; the Series C Investors, the Series B Investors and the Series A Investors are referred to collectively as the “Investors”).

The foregoing parties are referred to collectively herein as the “Parties”, and when a party is referred to as a “Party”, the other parties are referred to as the “Other Parties”.

WHEREAS:

1.	The Company is a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC, established on June 26, 2019, with its unified social credit code being 91330100MA2GNANB49. The registered capital of the Company publized as of the date hereof is USD 33,445,758. The business scope of the Company shall be: technology development, technical service, technical consultancy, transfer of achievements: biotechnology, pharmaceutical technology (excluding the development and application of human stem cell, gene diagnosis and therapy technology); production: pharmaceuticals; wholesale, import and export of pharmaceuticals, pharmaceutical intermediates and Class I Medical Devices (excluding those subject to special administrative measures for market access implemented by the PRC).

2.	On September 15, 2020, the Series A Investors other than Qingdao Xinneng Property Management Co., Ltd. (“Qingdao Xinneng”), certain Management Team members and the Company jointly entered into an Equity Transfer and Investment Agreement (the “Series A Investment Agreement”), pursuant to which the Series A Investors other than Qingdao Xinneng shall acquire from I-Mab Hong Kong an aggregate of 40% equity interest in the Company, corresponding to the aggregate unpaid registered capital of the Company of USD 12 million, and shall invest in the Company after such acquisition of equity interest in Chinese Yuan (RMB) equivalent of USD 120 million (the “Series A Investors’ Investment Amount”; the equity interest acquired by the Series A Investors excluding Qingdao Xinneng in such transaction, the “Series A Equity”); certain Management Team members shall acquire from I-Mab Hong Kong an aggregate of 10% equity interest in the Company, corresponding to the aggregate unpaid registered capital of the Company of USD 3 million, and shall invest in the Company after such acquisition of equity interest in Chinese Yuan (RMB) equivalent of USD 3 million; Hangzhou Lanjing shall acquire from I-Mab Hong Kong a 5% equity interest in the Company, corresponding to the aggregate unpaid registered capital of the Company of USD 1.5 million, which equity interest will be used to implement the employee equity incentive plan of the Company; I-Mab Hong Kong shall transfer to the Company the intangible assets set forth in the Series A Investment Agreement, at the total valuation of USD 105 million, and shall pay USD 30 million in cash to complete its obligation to pay the capital contribution in respect of the remaining 45% equity interest it held in the Company (corresponding to the registered capital of the Company of USD 13,500,000). On the same day, the foregoing parties entered into a Shareholders’ Agreement (the “Series A Shareholders’ Agreement”). On January 13, 2021, Qingdao Xinneng acquired 0.25% equity interest in the Company representing USD 75,000 of the registered capital of the Company from Huatian Qiguan. Such equity interest constitutes Series A Equity.

3.	On July 16, 2022, the Series B Investors, the Company and other relevant parties entered into an Investment Agreement (the “Series B Investment Agreement”). In accordance with the Series B Investment Agreement, the Series B Investors agree to subscribe for USD 3,445,758 of the newly increased registered capital of the Company, representing 10.30% equity interest in the Company after the closing of the Series B investment, for the consideration of RMB 292,430,000 (the “Series B Investors’ Investment Amount”). The equity interest acquired by the Series B Investors in such transaction is the “Series B Equity”. On the same day, a Shareholders’ Agreement (the “Series B Shareholders’ Agreement”) was entered into.

4.	Qingdao Xinneng and Wang Xinfei entered into an Equity Transfer Agreement on September 21, 2023, pursuant to which Qingdao Xinneng shall transfer its equity interest of the USD 75,000 paid-in registered capital of the Company to Wang Xinfei. On the same day, Viva Biotech (Shanghai) Ltd. and Weixuchen (Shanghai) Venture Capital Incubator Co., Ltd. entered into an Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd., pursuant to which Viva Biotech (Shanghai) Ltd. shall transfer its equity interest of the USD 200,000 paid-in registered capital of the Company to Weixuchen (Shanghai) Venture Capital Incubator Co., Ltd.

5.	Qingdao Ocean Innovation Industry Investment Fund Co., Ltd. (“Qingdao Ocean”) and Ningbo Lanjing entered into an Equity Transfer Agreement on September 21, 2023, pursuant to which Qingdao Ocean shall transfer all of its equity interest of USD 235,664 registered capital of the Company to Ningbo Lanjing. Immediately following the date hereof, Jiaxing Hongtong and Ningbo Lanjing entered into an Equity Transfer Agreement, pursuant to which Jiaxing Hongtong shall transfer all of its equity interest of USD 231,689 unpaid registered capital of the Company to Ningbo Lanjing.

6.	As of the Execution Date of this Agreement, I-Mab Hong Kong and other shareholders of the Company entered into an Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd. (the “I-Mab Hangzhou Equity Transfer Agreement”), pursuant to which I-Mab Hong Kong shall transfer USD 12,460,608 of the registered capital of the Company (fully paid-in) held by it to other shareholders of the Company (referring to only the shareholders that have signed the I-Mab Hangzhou Equity Transfer Agreement, the same below) pro rata to the shareholding percentage of such shareholders (the “Equity Transfer”). Upon completion of the above equity transfer, I-Mab Hong Kong shall no longer have any obligation to the shareholders who have executed this Agreement.

7.	As of the Execution Date of this Agreement, the Series C Investors, the Company and other relevant parties have entered into an Investment Agreement (the “Series C Investment Agreement”). In accordance with the Series C Investment Agreement, Heda Health Fund shall subscribe for USD 2,389,491 of the newly increased registered capital of the Company in the amount of RMB equivalent of USD 19 million, Chengfa shall subscribe for USD 1,257,627 of the newly increased registered capital of the Company in the amount of RMB equivalent of USD 10 million, Taikun shall subscribe for USD 2,515,253 of the newly increased registered capital of the Company in the amount of RMB equivalent of USD 20 million, I-Mab shall subscribe for USD 2,389,491 of the newly increased registered capital of the Company in the amount of USD 19 million, Hanhai Qianyuan shall subscribe for USD 53,132 of the newly increased registered capital of the Company in the amount of RMB 3 million, Bruggemoon shall subscribe for USD 251,525 of the newly increased registered capital of the Company in the amount of USD 2 million (the above investment amount paid by the Series C Investors to the Company shall be referred to as the “Series C Investors’ Investment Amount”, and the Series C Investors’ Investment Amount together with the Series A Investors’ Investment Amount and the Series B Investors’ Investment Amount shall be referred to as the “Investors’ Investment Amount”; the subscription for the newly increased registered capital of the Company by the Series C Investors shall be referred to as the “Capital Increase”, and the equity interest acquired by the Series C Investors in the Capital Increase shall be referred to as the “Series C Equity”), which collectively shall represent 20.94% of the equity interest in the Company after the completion of the Capital Increase. The Series C Equity, the Series B Equity and the Series A Equity are collectively referred to as the “Investor’s Equity Interest”.

8.	Upon completion of the Equity Transfer and the Capital Increase, the shareholding structure of the Company is set forth in Appendix I.

THEREFORE, to further determine the rights and obligations of the shareholders of the Company after the completion of the Equity Transfer and the Capital Increase, the Parties agree as follows (unless otherwise provided in this Agreement, the relevant terms herein shall have the same meanings as those in the Series C Investment Agreement):

Article I      INFORMATION AND INSPECTION RIGHTS

1.1	Information Rights and Inspection Rights

The Parties agree that, so long as the Investor holds shares of the Company, the Investor or its written appointees shall have the right, with five (5) business days prior notice, to (a) inspect cash flow records of the assets and accounts, financial statements, financial books, financial vouchers and other relevant documents of the Company and its Subsidiaries during normal office hours, or (b) communicate with the directors, supervisors, senior managements, core employees, employees, and the auditor, legal counsel and other professional service agencies employed by the Company about the Company’s affairs. In the meantime, the Company shall provide such Investor with the following information of the Company and its Subsidiaries:

(1)	the unaudited monthly financial statements within twenty-one (21) days after the end of each fiscal month;

(2)	the audited annual financial statements and annual audit report audited by an auditor acceptable to the Investor within one hundred and twenty (120) days after the end of each fiscal year;

(3)	the financial budget of the new fiscal year within thirty (30) days prior to the commencement of each fiscal year;

(4)	copies of the documents and other materials provided to any other shareholders; and

(5)	other information and materials as reasonably requested by the Investor.

The financial statements aforementioned shall be prepared in accordance with the PRC GAAP, and shall include a balance sheet, an income statement and a cash flow statement.

The Investor shall have the right to inspect the Company and its Subsidiaries.

As Heda Health Fund is one of the “4+1” special funds in Zhejiang Province, the Company undertakes to cooperate with Zhejiang Jinkong Investment Management Co., Ltd. to complete the “One Net” and other relevant post-investment information collection work and to cooperate with Zhejiang Provincial Financial Holdings Co., Ltd. to complete the performance review of Heda Health Fund.

1.2	Termination

The above information rights and inspection rights will be terminated upon the completion of a Qualified IPO (as defined in the Series C Investment Agreement). For the avoidance of doubt, after the termination of the above rights, so long as the Investor holds shares of the Company, the Investor shall continue to be entitled to the information rights or inspection rights enjoyed by shareholders in accordance with the Company Law of the People’s Republic of China and relevant laws, regulations and normative documents.

Article II      LOCK-UP

2.1	The Management Team, the Management Team’s ESOP Entity and the Employee ESOP Entity hereby agree that, prior to a Qualified IPO of the Company and so long as the Investor holds equity interest in the Company, without the consent of the Majority Investors (meaning the aggregate subscribed capital contribution of which exceeds two thirds of the subscribed capital contribution of all the Investors, the same below), all Series C Investors and the Investors entitled to appoint the Investor Directors in accordance with Article 4.1 hereof, none of the Management Team, the Management Team’s ESOP Entity and the Employee ESOP Entity shall transfer, gift, pledge or otherwise dispose of or create any third party right on the equity interest directly or indirectly held by it in the Company; provided that (i) in the event of increase of the Management Team, the existing Management Team members may transfer their equity interest to the newly admitted Management Team members. For the avoidance of doubt, in such case, the newly admitted Management Team members shall consent to be bound by this Article 2.1 and execute an accession agreement for the transfer of such equity interest between the Management Team members to be valid; (ii) grant of options or transfer of equity to incentive recipients for the purpose of implementing the equity incentive plan or for the purpose of implementing other incentive arrangements approved by the Investor Directors; and (iii) the exercise of the redemption rights by Management Team in accordance with Article 2.2 (collectively, the “Exempted Transfer”) shall not be subject to any right of consent, Right of First Refusal, Right of Co-sale or similar rights of the Company, the Investor and the other shareholders.

2.2	The Parties hereby acknowledge and agree that the equity interest held by each Management Team member through Hangzhou Yijing shall be Restricted Equity Interest. After the relevant Management Team have contributed their portion of the capital contribution in each installment in accordance with Article 4.3(8) of the Series A Investment Agreement, such portion of capital contribution shall be released on the first (1) anniversary of the relevant paid-in date (but if any Management Team member made payment prior to the paid-in date set forth in Article 4.3(8) of the Series A Investment Agreement, such period shall commence from the paid-in date set forth in Article 4.3(8) of the Series A Investment Agreement) (for the avoidance of doubt, the portion of the capital contribution shall still be subject to the provisions of Article 2.1 hereof after the release of restrictions), and the unpaid portion of capital contribution shall continue to be locked up until all are released; however, that if the Company succeeded in a Qualified IPO or occurred a deemed liquidation event, all shares of capital contribution of the Management Team which have not been released shall be immediately and fully released. If, before the completion of the release of restrictions on all shares of capital contribution held by a Management Team member, (a) such Management Team member resigns for any reason, or (b) he or she commits material breach of the employment contract, non-compete agreement or IP ownership agreement, grossly negligent or other serious neglect of duties as determined by the board of directors and as a result, his or her capital contribution shall be taken back, the other Management Team members shall have the right to repurchase all shares of capital contribution held by such Management Team member directly or indirectly in proportion to the relative shares of capital contribution held by them at the price calculated on the basis of the amount of paid-in capital contribution corresponding to the outstanding equity interests held by such Management Team member plus an annualized simple interest of 5%. For the avoidance of doubt, in such case, the other shareholders of the Company shall not have the Right of First Refusal, Right of Co-sale or any other similar rights.

2.3	The Parties hereby acknowledge and agree that any equity interest in the Company held by the Employee ESOP Entity may only be used for the distribution of equity incentives under the equity incentive plan as decided by the board of directors. Unless for the purpose of implementing the equity incentive plan and upon resolution by the board of directors, the Employee ESOP Entity shall not, directly or indirectly, transfer, pledge, create an encumbrance upon or otherwise dispose of any equity interest in the Company held by it.

2.4	Unless the Investor has given its prior written consent, the Management Team shall devote all their working time and energy exclusively into the operation of the Company and shall use their best efforts to promote the development of the Company and for the benefit of the Company, and shall not engage in any part-time jobs, operations or investments that compete with the business of the Company.

Article III      INVESTOR PREFERENTIAL RIGHTS

3.1	Pre-emptive Right

(1)	From the Closing Date of the Capital Increase to the Qualified IPO of the Company, if the Company increases its registered capital or issues shares in any form, this Agreement and the Articles of Association shall apply and the Investor shall have the right to subscribe for the newly increased registered capitals or issued shares of the Company at the same price and under the same conditions in proportion to its then shareholding percentage in the Company in preference to the other shareholders of the Company (the “Pre-emptive Right”).

(2)	In the event the Company increases its registered capital or issues shares in any form, the Company shall deliver a written notice (the “Participation Notice”) to all the Investors at least fifteen (15) Business Days in advance, the Participation Notice shall include the price and conditions (including the number of new shares) of the newly increased registered capitals or issued shares, and shall, at the same time, make an offer letter to invite the Investors to subscribe for the newly increased registered capitals or issued shares of the Company at said price and conditions.

(3)	The Investor shall notify the Company in writing whether it will exercise the Pre-emptive Right within ten (10) Business Days after the receipt of such offer letter (the “Exercise Period of Pre-emptive Right”), and if the Investor decides to exercise the Pre-emptive Right, it shall make a written undertaking of exercising the Pre-emptive Right at the same time and state the number of shares it proposes to exercise.

(4)	Within ninety (90) Business Days after the expiration of the aforesaid Exercise Period of Pre-emptive Right (if applicable, as the case may be), the Company may enter into a capital increase contract or similar agreement with respect to the remaining portion of the proposed newly increased registered capitals or issued shares which is not applicable to the Pre-emptive Right or has not been subscribed; provided, however, that such capital increase contract or similar agreement may not provide for terms and conditions more favorable than the price and conditions specified in the Participation Notice. If the Company fails to enter into a capital increase contract or similar agreement after the aforesaid ninety (90) Business Days, the Pre-emptive Right shall re-apply to the aforesaid remaining portion of the newly increased registered capitals or issued shares again in accordance with this Article 3.1.

(5)	This Article 3.1 shall not apply to a capital increase carried out for the implementation of any employee equity incentive plan or other incentive arrangements approved by the Investor Directors, or a capital increase carried out for the implementation of the adjustments under Article 3.6, or any increase of registered capital proportionally to all shareholders by resolution of the shareholders’ meeting for the purpose of realizing profits or by transferring the capital surplus.

3.2	Right of First Refusal

(1)	Subject to Article 2 of this Agreement, if any shareholder of the Company (the “Proposed Transferor”) intends to transfer its equity interest directly or indirectly held in the Company (the “Proposed Equity Interest”) to any third party (the “Proposed Transferee”), the Proposed Transferor shall give a written notice (the “Proposed Transfer Notice”) to the Company and Investors, stating, among other things, its intention of transfer, transfer price, conditions and the identity of the Proposed Transferee. Any Investor (other than the Proposed Transferor) shall have the right to purchase all or part of the Proposed Equity Interest in proportion to its then equity interests in the Company at the same price and under the same conditions in preference to the other shareholders of the Company and the Proposed Transferee (the “Right of First Refusal”). The Investor shall have the right to reply in writing to the Company and the Proposed Transferor requesting the exercise of the Right of First Refusal within ten (10) Business Days after the receipt of the Proposed Transfer Notice (the “Exercise Period of the Right of First Refusal”). If an Investor replies in writing to the Company requesting the exercise of the Right of First Refusal during the Exercise Period of the Right of First Refusal, such Investor shall have the right to purchase all or part of the Proposed Equity Interest at the same price and under the same conditions in preference to the other shareholders of the Company other than the Investor at the time and third parties.

(2)	Within ninety (90) Business Days after the expiration of the Exercise Period of the Right of First Refusal, the Proposed Transferor may enter into an equity transfer contract for the remaining portion (if any) of the Proposed Equity Interest which is not applicable to the Right of First Refusal or has not been purchased; provided, however, that such equity transfer contract may not provide for terms and conditions more favorable than the price and conditions specified in the Proposed Transfer Notice. If the Proposed Transferor fails to enter into an equity transfer contract after the aforesaid ninety (90) Business Days, the Right of First Refusal shall re-apply to the aforesaid remaining portion of the Proposed Equity Interest again in accordance with this Article 3.2.

(3)	For the avoidance of doubt, the Parties acknowledge that the transfer by an Investor of its equity interest in the Company to its Affiliates shall not be subject to the right of consent, the Right of First Refusal, the Right of Co-sale or similar rights of the Company or other shareholders. Without the prior written consent of the Company, any shareholders shall not, and shall cause their respective Affiliates not to, directly or indirectly transfer all or part of the equity interest in the Company to any entity that is in direct competition with the Company’s principal business (i.e., early discovery of innovative biopharmaceuticals in the field of immunological diseases, drug development and commercialization) (such list of competitors shall be no more than 20 entities, each a “Competitor of the Company”). The initial list of Competitors of the Company is set forth in Appendix II hereto and may be updated upon approval by the board of directors (including the consent of all of the Investor Directors).

(4)	In the case of an Exempted Transfer as set forth in Article 2.1, such transfer shall not be subject to the restrictions under this Article 3.2.

3.3	Right of Co-sale

(1)	Subject to Article 2.1 hereof, when Management Team and/or any Management Team’s ESOP Entity and/or Employee ESOP Entity intends to transfer its equity interest in the Company, directly or indirectly held, if any Investor decides not to exercise the Right of First Refusal set forth in Article 3.2 hereof, such Investor shall have the right to reply in writing to the Company and the Management Team and/or the Management Team’s ESOP Entity and/or the Employee ESOP Entity as the Proposed Transferor within five (5) Business Days after the expiration of the Exercise Period of the Right of First Refusal and request to participate in the sale of its equity interest in the Company under the same conditions to such sale (the “Right of Co-sale”). Except as set forth in Article 3.3(2), the number of equity interest that any Investor that intends to exercise the Right of Co-sale shall be no more than the product of (i) the number of Proposed Equity Interest, and (ii) a fraction, the numerator of which is the number of the equity interest in the Company held by the Investor that intends to exercise the Right of Co-sale and the denominator of which is the total number of the equity interest in the Company held by all the Investors that intend to exercise the Right of Co-sale and the number of the equity interest in the Company held by the relevant Proposed Transferor at the time. The Proposed Transferor shall cause the Proposed Transferee to agree to the above bundled sale by the Investor; if the Proposed Transferee does not agree to such bundled sale, the relevant Proposed Transferor shall not transfer the equity interest to the Proposed Transferee alone, unless it obtains prior written consent from the Investor that intends to exercise the Right of Co-sale or the relevant Proposed Transferor agrees to purchase the equity interest to be sold by the Investor that intends to exercise the Right of Co-sale at the same price and under the same conditions.

(2)	Subject to other terms of this Agreement, in the event that the accumulated direct or indirect sale of equity interest in the Company (excluding the equity transferred in the Exempted Transfer) by the Management Team and/or any Management Team’s ESOP Entity and/or Employee ESOP Entity exceeds 6% of total registered capital of the Company, and the Management Team and/or any Management Team’s ESOP Entity and/or Employee ESOP Entity intends to further transfer its equity interest in the Company, directly or indirectly held, if any Investor decides not to exercise the Right of First Refusal set forth in Article 3.2 hereof, such Investor shall have the right to reply in writing to the Company and the Management Team and/or any Management Team’s ESOP Entity and/or the Employee ESOP Entity as the Proposed Transferor within five (5) Business Days after the expiration of the Exercise Period of the Right of First Refusal and request to sell to the Proposed Transferee all or part of its equity interest in the Company under the same conditions to such sale (the “Full Tag-along Right”). If the Proposed Transferee does not agree to purchase all or part of the equity interest requested by any Investor intending to exercise its Full Tag-along Right, the Management Team and/or any Management Team’s ESOP Entity and/or the Employee ESOP Entity as the Proposed Transferor shall not transfer the equity interest to the Proposed Transferee alone, unless it obtains prior written consent from the Investor that intends to exercise the Full Tag-along Right or the Management Team and/or any Management Team’s ESOP Entity and/or the Employee ESOP Entity as the Proposed Transferor purchases all equity interest to be sold by the Investor that intends to exercise the Full Tag-along Right under the same conditions.

(3)	In the case of an Exempted Transfer as set forth in Article 2.1, such transfer shall not be subject to the restrictions under this Article 3.3.

3.4	Liquidation Preference

Prior to a Qualified IPO of the Company, in the event of liquidation, dissolution, termination of the Company, termination of the principal business of the Company or a Deemed Liquidation Event (as defined below) of the Company, the assets of the Company shall be used to pay off liquidation expenses, employees’ salaries and social insurance contributions, statutory compensation, taxes owed by the Company and debts of the Company in the statutory order. If there is any remaining assets after payments are made in accordance with the foregoing, or if there is any proceeds earned by the Company or all shareholders after deduction of relevant taxes upon the occurrence of any Deemed Liquidation Event (collectively, the “Remaining Property”), the Remaining Property shall be distributed in the following order:

(1)	The Series C Investors, the Series B Investors and the Series A Investors shall have the right to receive, in preference to the other shareholders of the Company other than the Investors, a liquidation return calculated according to the higher of the returns calculated pursuant to (i) or (ii) below (the “Liquidation Preference Return Amount of Series C Investors/Series B Investors/Series A Investors”, collectively, the “Liquidation Preference Return Amount”): (i) x) the Series C/Series B/Series A Investors’ Investment Amount paid by such Series C/Series B/Series A Investor, plus y) the income calculated at an annualized simple interest rate of 10% over the Series C/Series B/Series A Investors’ Investment Amount during the period from the date on which such Series C/Series B/Series A Investor actually pays relevant Series C/Series B/Series A Investors’ Investment Amount until the date on which the Liquidation Preference Return Amount of the relevant Series C/Series B/Series A Investor is paid, plus z) the undistributed profits of the Company, if any, corresponding to the equity interest held by such Series C/Series B/Series A Investor; or (ii) the portion of the Remaining Property to which such Series C/Series B/Series A Investor is entitled pro rata to its equity interest in the Company. If the Remaining Property is not sufficient to pay all the Series C/Series B/Series A Investors the Liquidation Preference Return Amount of Series C Investors/Series B Investors/Series A Investors in full, the Company shall distribute the Remaining Property to each of the Series C Investors, the Series B Investors and the Series A Investors in proportion to the relative percentages of the Liquidation Preference Return Amount of the Series C Investors, the Series B Investors and the Series A Investors. The above Liquidation Preference Return Amount shall be paid to the Series C Investors, the Series B Investors and the Series A Investors in RMB.

(2)	If there is any Remaining Property after the full payment of all the Liquidation Preference Return Amount, the shareholders of the Company other than the Investors shall have the right to distribute the Remaining Property in proportion to their respective equity interest in the Company.

(3)	The Parties shall take all effective measures consistent with the applicable PRC laws to ensure that the Investors receive distribution in priority from the distributable Remaining Property in the above sequence in compliance with the applicable PRC laws. The Parties shall cooperate in the completion of procedures required to perform the obligations under this Article 3.4 according to the applicable laws.

(4)	For the purpose of this Agreement, a “Deemed Liquidation Event” shall mean (i) a sale, transfer or other disposal, of all or substantially all of the assets, business or equity of the Company in a transaction or a series of related transactions; or (ii) the transfer or exclusive licensing of all or substantially all of the intellectual property rights of the Company to a third party in a transaction or a series of related transactions; or (iii) more than fifty percent (50%) of the equity interest in the Company is sold, transferred or otherwise disposed of to a third party in a transaction or a series of related transactions, or a merger, reorganization, business consolidation or any other transaction of the Company with another entity as a result of which all the shareholders of the Company prior to such transaction no longer hold more than fifty percent (50%) of the voting rights of the Company immediately after the completion of such merger, reorganization, business consolidation or any other transaction.

3.5	Redemption Right

(1)	The circumstances that trigger the Redemption Right (the “Redemption Events”) include:

(a)	as of December 31, 2027, the Company has failed to complete a Qualified IPO or the certified public accountant appointed by the Company has failed to issue an unqualified audit report on the application for the Qualified IPO by the Company (whichever is earlier); or prior to June 30, 2027, the Company has voluntarily withdrawn the application for the Qualified IPO or the relevant regulatory authorities reject or disapprove the application for the Qualified IPO by the Company;

(b)	the Company commits any material violation of the Transaction Documents duly executed for the purpose of the Capital Increase and this Agreement, or any material breach of relevant statements, representations, warranties or undertakings which has a material adverse effect on the normal operation of the Company or the Qualified IPO (including but not limited to, (i) the Company being unable to carry out the normal business operation for more than six (6) months due to illegal acts or administrative penalties imposed on the Company; (ii) any material illegal acts committed by, or any material personal integrity issues of, the Management Team in the operation of the Company which the Company fails to take any action against, and as a result of which the Company is unable to carry out the normal business operation for more than six (6) months; (iii) the Company being unable to carry out the normal business operation for more than six (6) months due to the resignation of the Management Team members from the Company or any subsidiary; (iv) any core intellectual property of the Company being found to infringe upon third party rights upon judgment by a court/award of an arbitral body and as a result of which the Company cannot continue to lawfully use such core intellectual property, which has a material adverse effect on the Qualified IPO of the Company);

(c)	the license agreements for the core products of the Company are terminated by the licensor, which has a material adverse effect on the normal business operation of the Company and the Qualified IPO;

(d)	the other shareholders of the Company requests the Company to repurchase its equity interest in the Company due to any of the circumstances specified in Items (a) to (c) of Article 3.5(1).

(2)	Upon occurrence of any Redemption Event, any Investor shall have the right to require the Company to repurchase all or part of its Investor’s Equity Interest in cash. The redemption price for each US Dollar (USD) of the registered capital of the Company for each Investor’s Equity Interest in the Company shall be (a) such Investor’s Original Unit Investment Price (as defined below; or if the Original Unit Investment Price has been adjusted in accordance with Article 3.6, the Adjusted Unit Investment Price shall be applied), plus (b) the income calculated at an annualized simple interest rate of 10% upon the Original Unit Investment Price (or the Adjusted Unit Investment Price) from the date on which such Investor actually pays the relevant Investors’ Investment Amount to the date on which the redemption price is paid, plus (c) the undistributed profits of the Company, if any, corresponding to such equity interest (collectively, the “Redemption Price”). The total Redemption Price of each Investor shall be the unit Redemption Price for each USD of registered capital calculated as above multiplied by the total registered capital corresponding to the Investor’s Equity Interest requested to be repurchased by such Investor at that time.

(3)	The Company shall pay the Redemption Price set forth in Article3.5(2) hereof to the Investors in the following order: (a) the Redemption Price to the Series C Investors in the first instance (if the Series C Investors fail to receive the full Redemption Price at the same time, the Redemption Price shall be received by the Series C Investors on a pro rata basis); (b) the Redemption Price to the Series B Investors and the Series A Investors after full payment of the Redemption Price to the Series C Investors (if the Company fails to pay the full Redemption Price to all the Series A Investors and the Series B Investors exercising the repurchase right, the Redemption Price shall be paid on a pro rata basis to the Series A Investors and the Series B Investors).

(4)	If any Investor requests the Company to assume redemption obligation in accordance with the Transaction Documents, the existing shareholders shall, and the Company and the Management Team shall, use their best efforts to cause all shareholders at that time to, execute resolutions and all other documents necessary for capital reduction and complete legal procedures of redemption by the Company. The Company shall complete the procedures necessary for the performance of its obligations under this Article 3.5 under applicable laws. The Company undertakes that, within one year from the date on which any Investor gives a written redemption request to the Company, such Investor shall obtain the full Redemption Price with respect to the equity interest of such Investor to be repurchased pursuant to such written redemption request. Until the Company completes the payment of the full Redemption Price to the Investor, the Investor shall continue to have full shareholder’s rights under the PRC laws and this Agreement with respect to such portion of the equity interest whose Redemption Price has not been obtained.

(5)	The Redemption Price will be adjusted accordingly for share splits, dividend, capital restructuring and other similar events.

(6)	If the Company fails to perform its redemption obligation, any Investor shall have the right to require the Company to raise funds through the sale of the Company’s assets, dividend, liquidation or other manner permitted by applicable laws (the “Alternative Manners”) in order to perform its redemption obligation, and the other shareholders of the Company other than such Investor agree to and ensure to act in concert with the Investor to pass relevant resolutions and sign all legal documents required to implement the Alternative Manners as instructed by the Investor.

(7)	The Parties acknowledge and the Investors agree that, upon effectiveness of this Agreement, I-Mab Hong Kong shall have no redemption obligation to any Investor of the Company and any redemption obligation shall be assumed by the Company.

3.6	Anti-dilution Right

After the Closing Date and prior to the Qualified IPO of the Company, if the unit price for each USD of newly increased registered capital of the Company (or securities convertible into or exercisable for equity interest in the Company issued) (the “New Issuance Unit Price”) is lower than the Original Unit Investment Price applicable to the Investor at the time of investment in the Company by the Investor, the Investor shall have the right to request the reduction of the Original Unit Investment Price to the New Issuance Unit Price (after such adjustment, the Original Unit Investment Price will be named the “Adjusted Unit Investment Price”) and recalculate the number of equity interest in the Company the Investor is entitled to based on its Investors’ Investment Amount. The amount of the registered capital of the Company corresponding to the number of equity interest held by each Investor in the Company after the recalculation shall be equal to the quotient of the Investors’ Investment Amount paid by such Investor in the Capital Increase divided by the Adjusted Unit Investment Price (the “Adjusted Investor’s Equity Interest”). The difference between the Adjusted Investor’s Equity Interest and the equity interest actually held by the Investor at that time shall be made up by the Company either by issuing additional registered capital to the Investor at the lowest price permitted by law (if the Investor is required to pay any capital increase price when the Company issues additional registered capital to the Investor, such part of the capital increase price shall be borne by the Company), or by directing capital reserves into share capital by the Company, or by the Company in cash. For the avoidance of doubt, the “Original Unit Investment Price” for the Series A Equity shall be initially the RMB equivalent of USD 5.9636 for each USD of the registered capital (calculated at the middle exchange rate for USD to RMB as published by the People’s Bank of China on the date on which such Investor pays its Series A Investors’ Investment Amount); the “Original Unit Investment Price” for the Series B Equity shall be initially the RMB equivalent of USD 7.9515 for each USD of the registered capital (the applicable USD-RMB exchange rate being 1:6.3650, or average of the mid-rate as published by the People’s Bank of China between March 29, 2022 and April 13, 2022); the “Original Unit Investment Price” for the Series C Equity shall be initially the RMB equivalent of USD 7.9515 for each USD of the registered capital (the applicable USD-RMB exchange rate being 1:7.1009, or average of the mid-rate as published by the People’s Bank of China between January 1, 2024 and January 15, 2024). However, the issuance of equity/shares in the implementation of any employee equity incentive plan or other incentive arrangements approved by the Investor Directors shall not trigger the adjustment under this Article 3.6. For the avoidance of doubt, if the Company increases its registered capital using capital reserves pro rata to the registered capital of all the shareholders in accordance with the resolution of shareholders’ meeting, the Original Unit Investment Price of the Investor with anti-dilution right under this article shall be reduced pro-rata upon dilution. The Company shall bear the taxes and fees and costs incurred by the Investor due to the exercise of the anti-dilution right.

3.7	Effect of Priority

Unless otherwise provided in this Agreement, the aforesaid special rights of the Investor set forth in Article III hereof shall automatically deactivate, based on the listing need of the Company and at the time required by the listing regulatory authority; provided, however, that such special rights shall be automatically reinstated if (i) the Company withdraws its listing application; (ii) the issuance fails to be successfully completed by the Company upon expiration of eighteen (18) months (which period may be extended by agreement in writing by the Parties before the expiration of such period) after the submission of the Qualified IPO application by the Company, or (iii) the relevant regulatory authority rejects or disapproves the Qualified IPO application by the Company, whichever is the earliest, as if such special rights have never lapsed or been terminated.

3.8	New Shareholders

If any shareholder of the Company intends to transfer all or part of its equity interest in the Company to any third party subject to the provisions of this Agreement after the execution of this Agreement, the transferee of the equity interest shall automatically acquire and assume the equity interest attached to the equity being transferred and the rights and obligations of the transferring shareholder under this Agreement. In connection with the transfer of the equity interest in the Company, the transferee of the equity interest may enter into a supplementary agreement with the Parties hereto to confirm the transferee of the equity interest shall acquire and assume the equity interest of the equity being transferred and the rights and obligations of the transferring shareholder under this Agreement.

3.9	Most Favored Nation

If any Series C Investor is entitled to the terms other than applicable laws or provisions of the Transaction Documents (as defined in the Series C Investment Agreement) with respect to its investment in the Capital Increase that are more favorable than the other Series C Investors, the Series B Investors or the Series A Investors (the “More Favorable Terms”), the other Series C Investors, the Series B Investors and the Series A Investors shall automatically be entitled to such More Favorable Terms. If the Series B Investors and the Series A Investors are entitled to any terms more favorable than those provided to the Series C Investors in the Capital Increase in accordance with any documents prior to this Agreement (excluding the Former Shareholders’ Agreements), the Series C Investors shall automatically be entitled to such More Favorable Terms. If the Company incurs price-reduction financing (meaning that the price at which the future investors subscribe for each of the registered capital of the Company is lower than the respective Original Unit Investment Price of the Series C Investors, the Series B Investors and the Series A Investors) in the future, and the Company offers the future investors any more favorable terms in such financing than those provided to the Series C Investors, the Series B Investors and the Series A Investors (if applicable) in the Capital Increase, the Series C Investors, the Series B Investors and the Series A Investors (if applicable) shall automatically be entitled to such More Favorable Terms.

Article IV      CORPORATE GOVERNANCE

4.1	Board Composition

The Company shall have a board of directors. As of the Closing Date, the board of directors shall consist of nine (9) members, of which the Management Team’s ESOP Entity shall have the right to designate four (4) directors; Fushi Investment shall have the right to designate one (1) director; Qingsong Shenzhen and Qingsong Nanjing shall have the right to jointly designate one (1) director; Guochuang Junyao, Pingtan Wenzhouruihe and Pingtan Wenzhouruizhi shall have the right to jointly designate one (1) director; Heda Investment shall have the right to jointly designate one (1) director; and Taikun shall have the right to designate one (1) director (together with the directors appointed by Fushi Investment, Qingsong Shenzhen, Qingsong Nanjing and Heda Investment, the “Investor Directors”). The Company shall have one chairman, who shall be the director appointed by the Management Team’s ESOP Entity. Chengfa shall have the right to designate one (1) non-voting Board observer.

The shareholders of the Company shall vote for the aforesaid director candidates at the shareholders’ meeting so as to ensure that the persons nominated by the Party entitled to designate such directors in accordance with this Article 4.1 shall be elected as the directors of the Company.

4.2	Powers and Authorities of the Shareholders’ Meeting

The shareholders’ meeting shall exercise the following powers and authorities:

(1)	to determine the business policies and investment plans of the Company;

(2)	to elect and replace the directors, and to decide the remuneration thereof;

(3)	to elect and replace the supervisors, who are the representatives of the shareholders, and to decide the remuneration thereof;

(4)	to review and approve the reports of the board of directors;

(5)	to review and approve the reports of the supervisors;

(6)	to review and approve the annual financial budget plan and final accounts plan of the Company;

(7)	to review and approve the profit distribution plan and the loss recovery plan of the Company;

(8)	to adopt resolutions on the issuance of bonds by the Company;

(9)	to adopt resolutions on the public offering of the Company, and to determine or amend the public offering plan (including but not limited to the location of the listing) of the Company;

(10)	to adopt resolutions on the transfer of equity interest by the shareholders and the changes in the Company’s shareholding structure (if any Party transfers its equity interest in compliance with this Agreement, the other Parties shall cooperate in adopting the resolutions at the shareholders’ meeting);

(11)	to adopt resolutions on the increase or decrease of the registered capital of the Company and its subsidiaries;

(12)	to adopt resolutions on, among other things, any merger, division, change of corporate form, dissolution, termination, liquidation, termination of the principal business or any Deemed Liquidation Event of the Company and its subsidiaries; and

(13)	to amend the articles of association of the Company and its subsidiaries.

The shareholders shall exercise their voting rights at the shareholders’ meetings in proportion to their respective subscribed capital contributions to the registered capital of the Company. Adoption of a resolution at the shareholders’ meeting on any of the Items (9) to (13) above shall require the approval by the shareholders representing more than two thirds (2/3) of the voting rights (which shall include a majority of the Investors (for the avoidance of doubt, including the Investors that have the right to appoint the Investor Directors). Resolutions of the shareholders’ meeting other than the above circumstances shall require the approval by the shareholders representing more than half (1/2) of the voting rights.

If the Company is required to increase the registered capital using profits or capital reserves, or decrease the registered capital of the Company for the purpose of the Qualified IPO in the future, the shareholders shall cooperate and perform the required procedures, including, without limitation, executing and providing resolutions and documents necessary for the change in the industrial and commercial registration; provided that the Company shall ensure that its rights or other interests under this Agreement shall not be damaged in such process. Notwithstanding the foregoing, any arrangement that may have a dilutive or detracting effect on the ownership percentage and/or interest held by a shareholder shall require the prior written consent of such shareholder.

4.3	Powers and Authorities of the Board of Directors

The board of directors shall exercise the following powers and authorities:

(1)	to decide on the business plans and investment programs of the Company and its subsidiaries;

(2)	to formulate the annual financial budget plan and final accounts plan of the Company and its subsidiaries;

(3)	to formulate the profit distribution plan and loss recovery plan of the Company and its subsidiaries;

(4)	to formulate plans on the increase or decrease of the registered capital of the Company and/or its subsidiaries;

(5)	to approve, implement or modify employee equity incentive plans of the Company and the specific plans thereof;

(6)	to formulate plans on the merger, division, change of corporate form, or dissolution of the Company and/or its subsidiaries;

(7)	the approval, extension or modification of any related-party transactions or agreements between the Company and/or its subsidiaries and any of the Company’s shareholders, directors and senior management officers or their respective Affiliates (excluding the entry into any necessary related-party transactions or agreements for the purpose of the Exempted Transfer as set forth in Article 2.1 hereof, or the entry into, extension of or modification of the relevant related-party transactions or agreements pursuant to the framework plan of related-party transactions or agreements approved in advance by the board of directors (including the Investor Directors));

(8)	the approval of the sale, mortgage, pledge, transfer or disposal by the Company and/or its subsidiaries of the Intellectual Property to be injected into the Company by I-Mab Hong Kong in accordance with the Series A Investment Agreement, or sale or disposal of all or substantially all of the assets of the Company in connection with any target project set forth in any of the Series A Investment Agreement;

(9)	any commercial cooperation between the Company or its subsidiaries and any third party with respect to the target project to be injected into the Company by I-Mab Hong Kong in accordance with the Series A Investment Agreement, including, without limitation, joint development, licensing, etc.;

(10)	the external guarantee to be provided by the Company or its subsidiaries;

(11)	amendment to the list of Competitors of the Company as set forth in Appendix II hereto;

(12)	to obtain any Intellectual Property license from a third party, or to license its Intellectual Property to a third party, or to change any of the existing licensing agreements or arrangements with respect to the target project set forth in the Series A Investment Agreement;

(13)	to decide on the establishment of internal management structure of the Company and its subsidiaries;

(14)	to formulate basic management rules of the Company (including without limitation, rules relating to external guarantee, providing external borrowing, obtaining loans, external investment and related party transactions of the Company);

(15)	the approval of any CRO contract, CMC development and manufacturing contract of pharmaceutical products or any development or manufacturing contract of pharmaceuticals of similar nature entered into by the Company or its subsidiaries as the service provider;

(16)	the approval of the planning and design (including any amendment thereto and modification thereof) and implementation of the production line of the Company and its subsidiaries; and

(17)	other powers and functions as conferred by the applicable laws, the Articles of Association or the shareholders' meeting.

The board of directors shall adopt the one-person-one-vote system for voting. The directors present at the board meeting shall be more than two-thirds (2/3) of all the directors, and any resolution of the board shall be valid only upon approval by a majority of all the directors. Notwithstanding the foregoing, the board of directors shall not adopt a resolution on the matters set forth in Item (5) above without consent of more than two-thirds (2/3) of all the directors (including at least one Investor Director); the board of directors shall not adopt a resolution on the matters set forth in Items (6) to (12), (15) and (16) above without consent of a majority of all the directors (including all Investor Directors).

Article V      LIABILITIES AND INDEMNIFICATION

5.1	If any Party to this Agreement breaches this Agreement, the other Parties, in addition to all other rights they have under this Agreement, shall have the right to claim damages for any losses suffered by them as a result of such breach.

5.2	Subject to other provisions of this Agreement, each Party to this Agreement (the “Indemnifying Party”) shall indemnify, hold harmless and reimburse the other Parties (the “Indemnified Party”) with respect to (a) any representation or statements made by the Indemnifying Party in this Agreement being false, untrue or misleading, or (b) any breach by the Indemnifying Party of or failure to fully perform its covenants, warranties or obligations hereunder, other than those waived by the other Parties in writing. The Indemnifying Party shall indemnify or reimburse the Indemnified Party for any and all losses directly or indirectly suffered by the Indemnified Party due to the foregoing circumstances.

5.3	If any Party to this Agreement breaches this Agreement, the other Parties, in addition to all other rights they have under this Agreement, shall have the right to require the breaching Party to actually and fully perform the obligations hereunder.

5.4	Notwithstanding anything to the contrary contained in this Agreement, this Article shall survive the termination of the rights and obligations of the Parties to this Agreement or the termination of this Agreement.

Article VI      EFFECTIVENESS, AMENDMENT AND TERMINATION

6.1	Effectiveness

This Agreement shall become effective upon the Series C Investors and other existing shareholders who have signed this Agreement after the due signing by the Parties or their authorized representatives (affixed with the company seal for non-natural persons within the PRC) and the completion of the closing of the Equity Transfer and the Capital Increase. Except for the Series A Shareholders’ Agreement and the Series B Shareholders’ Agreement (collectively, the “Former Shareholders’ Agreements”), there are no circumstances under which the Company and one or more of the existing shareholders and/or third parties, if any, have entered into a written document relating to a special arrangement of rights and obligations between the shareholders, and upon the effectiveness of this Agreement, the Former Shareholders’ Agreements shall be automatically terminated and fully replaced by this Agreement with respect to the Series C Investors and other existing shareholders who have signed this Agreement. The Parties hereby agree and acknowledge that the anti-dilution adjustment obligation, which shall continue to be effective to the relevant shareholders under the Former Shareholders’ Agreements, shall be performed and assumed by I-Mab Hong Kong, and the Company’s obligations and liabilities under the Former Shareholders’ Agreements have been duly and fully discharged and/or waivers from the right holders have been obtained (where applicable).

6.2	Amendment

(1)	Unless otherwise provided for in this Agreement, any amendment or modification to this Agreement shall be separately negotiated by the Parties, and such amendment or modification shall not take effect until a written contract is jointly signed by the Parties.

(2)	Notwithstanding the foregoing, the Parties acknowledge that if the Company establishes any new Management Team’s ESOP entity or employee ESOP entity after the execution of this Agreement, the Company shall cause such Management Team’s ESOP entity or employee ESOP entity to sign an Accession Agreement to the Shareholders’ Agreement in a reasonable form at the time when it acquires the equity interest in the Company and deliver such accession agreement to the other Parties so as to confirm that such ESOP entity has joined in this Agreement as a Party and will enjoy and assume the same rights and obligations as the Management Team’s ESOP Entity or the Employee ESOP Entity hereunder. Such adjustment shall become effective on the date when such ESOP entity acquires the equity interest in the Company and a written contract jointly signed by the Parties shall not be required.

6.3	Termination

This Agreement may be terminated prematurely as follows:

(1)	upon mutual written consent of the Parties;

(2)	by any Party if the fundamental purpose of this Agreement is frustrated due to force majeure; or

(3)	if the Series C Investment Agreement is terminated.

6.4	Effect of Termination

Upon termination of this Agreement in accordance with Article 6.3, except for Article V (Liabilities and Indemnification), Article VII (Miscellaneous) and the agreements contained in this Article 6.4, this Agreement shall thereafter become void and have no binding force or effect, and the Parties shall no longer assume any liabilities or obligations hereunder; provided, however, that notwithstanding the termination of this Agreement, nothing herein shall relieve any Party from liability for any losses suffered by the other Parties due to its breach of this Agreement occurred prior to such termination.

Article VII      MISCELLANEOUS

7.1	Notices

All notices, demands, requests, consents, waivers and other communications required or permitted under this Agreement shall be in writing (including a telegram, telex or similar writing forms) and shall be given, delivered or mailed, sent or telexed to the following addresses:

The Company:	I-Mab Biopharma (Hangzhou) Co., Ltd.

	Recipient:	***

	Phone:	***

	E-mail:	***

	Address:	6/F, Building 3, Hexiang Technology Centre, Intersection of Fucheng Road and Yinhai Street, Xiasha Street, Qiantang District, Hangzhou, Zhejiang, China

I-Mab Biopharma Hong Kong Limited

I-Mab Hong Kong:	Recipient:	***

	E-mail:	***

	Address:	2440 Research Boulevard, Rockville, Maryland 20850

Management Team / the Management Team’s ESOP Entity / the Employee ESOP Entity Equity:	Hangzhou Yijing Biotechnology Partnership (L.P.) / Hangzhou Lanjing Biotechnology Partnership (L.P.)

	Recipient:	***

	Phone:	***

	E-mail:	***

	Address:	6/F, Building 3, Hexiang Technology Centre, Intersection of Fucheng Road and Yinhai Street, Xiasha Street, Qiantang District, Hangzhou, Zhejiang, China

The Series A Investors:	Hangzhou Fushi Investment Management Partnership (L.P.)

	Recipient:	***

	Phone:	***

	E-mail:	***

	Address:	33/F, Tower A, Ping An Finance Center, 280 Minxin Road, Shangcheng District, Hangzhou, Zhejiang, China

Shenzhen Qingsong Shengrui Investment Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	405, Block B, Heqiao Building, No. A8, Guanghua Road, Chaoyang District, Beijing, China

Nanjing Qingsong Medical and Health Industry Investment Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	405, Block B, Heqiao Building, No. A8, Guanghua Road, Chaoyang District, Beijing, China

Hangzhou Heda Bio-Pharmaceutical Venture Capital Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	10/F, Block A, Lakeside Centre, Qiantang District, Hangzhou, China

Xiamen Ronghui Derun Equity Investment Partnership (L.P.)

Recipient:	***

Phone:	***

Facsimile:	***

E-mail:	***

Address:	27/F, North Tower, Zhengda Centre, No. 20 Jinhe East Road, Chaoyang District, Beijing

Zhuzhou Guochuang Junyao Investment Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	E, 18/F, Meihuan Mansion, No. 107 Zhongshan Nan Er Road, Xuhui District, Shanghai, China

Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	4003, 40th Floor, Bank of China Tower, No. 318 Heyuan Road, Yinzhou District, Ningbo, Zhejiang, China

Hangzhou Haibang Silicon Valley Venture Capital Partnership (L.P.) / Shan Jialiang

Recipient:	***

Phone:	***

E-mail:	***

Address:	3/F, Zhejiang Talent House, Building 13, Xixi Art Collection Village, Visiting Creek Road, Yuhang District, Hangzhou, China

Zhejiang Silk Road Industry Investment Fund Partnership (L.P.)

Recipient:	***

Phone:	***

Facsimile:	***

E-mail:	***

Address:	Room 3101, Kerry Parkside Office, No. 1155 Fangdian Road, Pudong New District, Shanghai, China 201204

Weixuchen (Shanghai) Venture Capital Incubator Co., Ltd.

Recipient:	***

Phone:	***

Facsimile:	***

E-mail:	***

Address:	334 Edison Road, Zhangjiang, Pudong, Shanghai, China

Tianjin Huatian Enterprise Management Consulting Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	25/F, East Tower, Raffles City North Bund, 1089 Dongda Ming Road, Hongkou District, Shanghai, China

Wang Xinfei

Recipient:	***

Phone:	***

E-mail:	***

Address:	Qingdao Jianan Engineering Co., Ltd., No.135-3-2 Nanjing Road, Shinan District, Qingdao City, Shandong, China

The Series B Investors:	Pingtan Wenzhouruihe Investment Partnership (L.P.)

	Recipient:	***

	Phone:	***

	E-mail:	***

	Address:	E, 18/F, Meihuan Mansion, No.107 Zhongshan Nan Er Road, Xuhui District, Shanghai, China

Huzhou Jingyun Equity Investment Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	Room 2505, No. 357 Songlin Road, Pudong New District, Shanghai, China

Pingtan Wenzhouruizhi Investment Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	E, 18/F, Meihuan Mansion, No. 107 Zhongshan Nan Er Road, Xuhui District, Shanghai, China

Jiaxing Hongtong Venture Capital Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	Room 3002B, 30/F, Zhongyi Mansion, No. 580 West Nanjing Road, Jing'an District, Shanghai, China

Ningbo Yijing Enterprise Management Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	6/F, Building 3, Hexiang Technology Centre, Intersection of Fucheng Road and Yinhai Street, Xiasha Street, Qiantang District, Hangzhou, Zhejiang, China

Ningbo Hangjing Enterprise Management Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	6/F, Building 3, Hexiang Technology Centre, Intersection of Fucheng Road and Yinhai Street, Xiasha Street, Qiantang District, Hangzhou, Zhejiang, China

Ningbo Zhengjing Enterprise Management Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	6/F, Building 3, Hexiang Technology Centre, Intersection of Fucheng Road and Yinhai Street, Xiasha Street, Qiantang District, Hangzhou, Zhejiang, China

Ningbo Lanjing Enterprise Management Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	6/F, Building 3, Hexiang Technology Centre, Intersection of Fucheng Road and Yinhai Street, Xiasha Street, Qiantang District, Hangzhou, Zhejiang, China

The Series C Investors:	Hangzhou Qiantang Heda Health Venture Capital Investment Fund Partnership (L.P.)

	Recipient:	***

	Phone:	***

	E-mail:	***

	Address:	10/F, Block A, Lakeside Centre, Qiantang District, Hangzhou, China

I-Mab

Recipient:	***

E-mail:	***

Address:	2440 Research Boulevard, Rockville, Maryland 20850

Hangzhou Qiantang Chengfa Technology Service Co., Ltd.

Recipient:	***

Phone:	***

E-mail:	***

Address:	Room 1901, Dajiangdong Human Resources Building, Qiantang District, Hangzhou, Zhejiang, China

Hangzhou Taikun Equity Investment Fund Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	Tailong Investment, 2/F, No. 6150 Wentao Road, Puyan Street, Binjiang District, Hangzhou, Zhejiang, China

Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.)

Recipient:	***

Phone:	***

E-mail:	***

Address:	4003, 40th Floor, Bank of China Tower, No. 318 Heyuan Road, Yinzhou District, Ningbo, Zhejiang, China

Bruggemoon Limited

Recipient:	***

E-mail:	***

Address:	6/F, Building 3, Hexiang Technology Centre, Intersection of Fucheng Road and Yinhai Street, Xiasha Street, Qiantang District, Hangzhou, Zhejiang, China

All notices, demands or other communications to be given or delivered pursuant to Article 7.1 shall be deemed effectively given or delivered (a) if by courier service or by personal delivery, when the relevant notice, demand or communication is delivered to the appropriate address as above provided; (b) if by facsimile, when the relevant notice, demand or communication is transmitted to the appropriate facsimile number as above provided and a report of successful transmission of the facsimile is obtained; or (c) if by email, twenty-four hours following the date on which the email containing the relevant notice, demand or communication is sent as recorded in the computer of the sender, provided that if no confirmation of receipt of such email is obtained from the receiver within such twenty-four hour period (other than in the case of automatic email confirmation of receipt), such notice, demand or other communication shall be sent by courier service or facsimile at the end of such day. The addresses and emails provided by the Parties shall be deemed as the delivery addresses for the resolution of disputes hereunder. The delivery addresses so confirmed shall be applicable to all stages of dispute resolution including arbitration, first instance, second instance, retrial and enforcement etc.

7.2	Governing Law

The execution, validity, interpretation, implementation of this Agreement and settlement of disputes in respect of this Agreement shall be governed by and construed in accordance with the laws of the PRC.

7.3	Dispute Resolution

In the event any dispute arises from the interpretation or implementation of this Agreement and any matter relating hereto, the Parties shall first endeavor to resolve such dispute through amicable negotiation. If no settlement can be reached through negotiation within thirty (30) days after one Party hereto has delivered to the other Parties involved a written request for such negotiation, any Party may submit such dispute to the China International Economic and Trade Arbitration Commission (CIETAC) for arbitration in Hangzhou under its then effective rules. The award of the arbitration tribunal shall be final and binding upon the Parties and shall not be subject to appeal. The arbitration fees shall be borne by the losing Party, unless otherwise determined by the arbitration award. When any dispute occurs and at the time of arbitration of any dispute, except for the matters under dispute, the Parties shall continue to exercise other rights and perform other obligations under this Agreement respectively.

7.4	Confidentiality

None of the Parties shall, or shall cause its affiliates, shareholders, directors, senior officers, employees, representatives or agents not to, directly or indirectly disclose the existence of this Agreement or any information related to the Equity Transfer and the Capital Increase (including any information obtained by such Party as a result of its participation in the negotiation and execution of this Agreement), except that (a) the prior written consent of the non-disclosing Party has been obtained, or (b) such information is required to be disclosed pursuant to applicable laws, and then only to the extent necessary to comply with such applicable laws or any rules or policies of any stock exchange, provided that the disclosing Party shall, within a reasonable time prior to the disclosure or submission of relevant information, seek opinions on such disclosure or submission from the other Party and, if required by the other Party, seek confidential treatment for the information disclosed or submitted to the extent possible. After the completion of the Closing of the Equity Transfer and the Capital Increase, the Parties shall be entitled to disclose the existence of the investment by the Series C Investors in the Company to a third party or the public.

7.5	Severability

The obligations hereunder shall be deemed as separate obligations and can be enforced separately. If certain obligation or obligations under this Agreement become unenforceable, the enforceability of the other obligations shall not be affected. The unenforceability of this Agreement against any Party shall not affect the enforceability of this Agreement between the other Parties. If any one or more provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect in accordance with any applicable laws, or are required to be modified by any governmental authority, the validity, legality and enforceability of the remaining provisions shall not be affected or compromised in any respect. The Parties shall negotiate in good faith and endeavor to replace such invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of such invalid, illegal or unenforceable provisions.

7.6	Integrity

This Agreement (including other Series C Transaction Documents and any other documents referred to herein or contemplated thereby) shall constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede any other prior agreements or intentions among the Parties with respect to the same subject matter. From the effective date of this Agreement to the completion of the next round of financing, there shall be no stipulations between the Parties to this Agreement and the Company and/or the Management Team with respect to shareholders’ special rights in any other form, otherwise such arrangement of shareholders’ special rights shall be deemed null and void. For the avoidance of doubt, each of the Series A Investment Agreement, Series B Investment Agreement and Series C Investment Agreement shall survive the parties thereto.

7.7	Transfer

Subject to the PRC Laws and other provisions of this Agreement, the Investor shall have the right to transfer its rights and obligations hereunder to its Affiliates without the prior consent of the other Parties and the Company. The Investor shall have the right to transfer its rights and obligations hereunder, together with the sale or transfer of its equity interest (if any), to any third party, provided, however, that such transfer shall be subject to the Right of First Refusal of the other Investors as set forth in Article 3.2 hereof. Notwithstanding any other provisions of this Agreement, after the completion of its capital contribution obligation, the Investor shall transfer to its Affiliates the rights and obligations still enjoyed or assumed by it hereunder, together with the sale or transfer of its equity interest (if any), without being subject to any right of consent, Right of First Refusal, Right of Co-sale or similar rights of the other Shareholders. Except for the foregoing, no Party shall transfer its rights or obligations under this Agreement without the prior written consent of each of the other Parties; any transfer without such consent shall be deemed null and void.

7.8	Counterparts

This Agreement is written in the language of Chinese in forty-five (45) originals. Each Party shall hold one (1) original, and the remaining originals shall be filed by the Company. Each original shall have the same legal validity.

7.9	Precedence

If separate agreements (including but not limited to investment agreements, and the Articles of Association amended from time to time or amendments to the Articles of Association) are required to be executed in connection with the Equity Transfer and the Capital Increase in order to request the Governmental Authorities to take certain specific actions, this Agreement shall prevail over such agreements in full, and such agreements may only be used for requesting the Governmental Authorities to take such specific actions but not for establishing or evidencing the rights and obligations of the parties with respect to the matters provided for by such agreements. If there is any conflict between this Agreement and the Articles of Association, the Parties agree that this Agreement shall prevail to the extent permitted by laws.

(The remainder of this page is intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Company:

I-Mab Biopharma (Hangzhou) Co., Ltd.
(company seal)

By:	/s/ Qian Lili
Name: Qian Lili
Title: General Manager

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

I-Mab Hong Kong:

I-Mab Biopharma Hong Kong Limited
(company seal)

By:	/s/ Raj Kannan
Name: Raj Kannan
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Hangzhou Fushi Investment Management Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Shenzhen Qingsong Shengrui Investment Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Nanjing Qingsong Medical and Health Industry Investment Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Hangzhou Heda Bio-Pharmaceutical Venture Capital Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Xiamen Ronghui Derun Equity Investment Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Zhuzhou Guochuang Junyao Investment Partnership (L.P.)
(company seal)

By:	/s/ Zhu Ying
Name: Zhu Ying
Title: Delegated Representative of the Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor / Series C Investor:

Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.)
(company seal)

By:	/s/ Wang Qiang
Name: Wang Qiang
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Hangzhou Haibang Silicon Valley Venture Capital Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

/s/ Shan Jialiang
Name: Shan Jialiang

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Zhejiang Silk Road Industry Investment Fund Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Weixuchen (Shanghai) Venture Capital Incubator Co., Ltd.
(company seal)

By:	/s/ Ma Shuangyu
Name: Ma Shuangyu
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

Tianjin Huatian Enterprise Management Consulting Partnership (L.P.)
(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series A Investor:

/s/ Wang Xinfei
Name: Wang Xinfei

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team’s ESOP Entity:

Hangzhou Yijing Biotechnology Partnership (L.P.)
(company seal)

By:	/s/ Qian Lili
Name: Qian Lili
Title: Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Employee ESOP Entity:

Hangzhou Lanjing Biotechnology Partnership (L.P.)
(company seal)

By:	/s/ Qian Lili
Name: Qian Lili
Title: Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Jingwu Zhang ZANG
Jingwu Zhang ZANG

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Qian Lili
Qian Lili

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Andrew Xiuxuan ZHU
Andrew Xiuxuan ZHU

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Meng Yuan
Meng Yuan

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Wang Zhengyi
Wang Zhengyi

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ GUANGQUAN WANG
GUANGQUAN WANG

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Management Team:

/s/ Chen Xi
Chen Xi

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Pingtan Wenzhouruihe Investment Partnership (L.P.)

(company seal)

By:	/s/ Wang Shuguang
Name: Wang Shuguang
Title: Delegated Representative of the Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Huzhou Jingyun Equity Investment Partnership (L.P.)

(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Delegated Representative of the Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Pingtan Wenzhouruizhi Investment Partnership (L.P.)

(company seal)

By:	/s/ Wang Shuguang
Name: Wang Shuguang
Title: Delegated Representative of the Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Jiaxing Hongtong Venture Capital Partnership (L.P.)

(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Delegated Representative of the Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Ningbo Lanjing Enterprise Management Partnership (L.P.)

(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Ningbo Yijing Enterprise Management Partnership (L.P.)

(company seal)

By:	/s/ Qian Lili
Name: Qian Lili
Title: Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Ningbo Hangjing Enterprise Management Partnership (L.P.)

(company seal)

By:	/s/ Wang Lei
Name: Wang Lei
Title: Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series B Investor:

Ningbo Zhengjing Enterprise Management Partnership (L.P.)

(company seal)

By:	/s/ Jin Shenjie
Name: Jin Shenjie
Title: Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series C Investor:

Hangzhou Taikun Equity Investment Fund Partnership (L.P.)

(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Delegated Representative of the Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series C Investor:

I-Mab

(company seal)

By:	/s/ Raj Kannan
Name: Raj Kannan
Title: Authorized Representative

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series C Investor:

Hangzhou Qiantang Heda Health Venture Capital Fund Partnership (L.P.)

(company seal)

By:	/s/ Authorized Signatory
Name: Authorized Signatory
Title: Delegated Representative of the Managing Partner

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series C Investor:

Hangzhou Qiantang Chengfa Technology Service Co., Ltd.

(company seal)

By:	/s/ Wu Yanjun
Name: Wu Yanjun
Title: Legal Representative

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

IN WITNESS WHEREOF, the parties hereto have executed or caused their respective duly authorized representatives to execute this Agreement on the date and year first above written.

Series C Investor:

Bruggemoon Limited

(company seal)

By:	/s/ Jingwu Zhang ZANG
Name: Jingwu Zhang ZANG
Title: Authorized Representative

Signature Page to Series C Shareholders’ Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

Annex I Shareholding Structure after the Completion of the Equity Transfer and the Capital Increase

***

ANNEX I

Annex II List of Competitors of the Company

***

ANNEX II